Pricing Supplement No. 2023-USNCH17296 to Prospectus Supplement and Prospectus each dated March 7, 2023

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-270327 and 333-270327-01

Dated May 25, 2023

Citigroup Global Markets Holdings Inc. $10,073,000 Trigger In-Digital Notes

Linked to Brent Crude Oil Futures Contracts Due June 28, 2024

All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Investment Description

The Trigger In-Digital Notes (the “notes”) are unsecured, unsubordinated debt obligations of Citigroup Global Markets Holdings Inc. (the “issuer”), guaranteed by Citigroup Inc. (the “guarantor”), with a return at maturity linked to the performance of Brent crude oil futures contracts (the “underlying commodity”). If the final commodity price is greater than or equal to the digital barrier and downside threshold (which are each equal to 60% of the initial commodity price), the issuer will repay the stated principal amount of the notes at maturity and pay a return equal to the digital return 12.20%. However, if the final commodity price is less than the digital barrier and downside threshold, you will be fully exposed to the negative performance of the underlying commodity and the issuer will pay you less than the stated principal amount of your notes, and possibly nothing, at maturity.

Investing in the notes involves significant risks. You may lose a substantial portion or all of your initial investment. You will not receive coupon payments during the term of the notes. In no event will you receive more than the digital return at maturity, even if the underlying commodity appreciates by significantly more than the digital return. The digital return applies only if you hold the notes to maturity. Any payment on the notes is subject to the creditworthiness of the issuer and the guarantor. If the issuer and the guarantor were to default on their obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Features	Key Dates

❑	Digital Return Feature — If the final commodity price is greater than or equal to the digital barrier and downside threshold, the issuer will repay the stated principal amount of the notes at maturity and pay a return equal to the digital return. However, if the final commodity price is less than the digital barrier and downside threshold, you will be exposed to the decline in the underlying commodity from the initial commodity price to the final commodity price.

❑	Downside Exposure — If the final commodity price is less than the digital barrier and downside threshold, you will be fully exposed to the negative commodity return and the issuer will pay you less than the stated principal amount of your notes, and possibly nothing, at maturity. The digital return applies only if you hold the notes to maturity. You might lose some or all of your initial investment. Any payment on the notes is subject to the creditworthiness of the issuer and the guarantor. If the issuer and the guarantor were to default on their obligations, you might not receive any amounts owed to you under the notes and you could lose your entire investment.

Trade date	May 25, 2023
Settlement date	May 31, 2023
Final valuation date,1	June 25, 2024
Maturity date	June 28, 2024
[1]	See page PS-4 for additional details.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT SECURITIES. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY the stated principal amount of the notes AT MATURITY, AND THE NOTES CAN HAVE THE FULL DOWNSIDE MARKET RISK similar to THE UNDERLYING COMMODITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A debt OBLIGATION OF CITIGROUP GLOBAL MARKETS HOLDINGS INC. THAT IS GUARANTEED BY CITIGROUP INC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “RISK FACTORS” BEGINNING ON PAGE PS-5 OF THIS PRICING SUPPLEMENT IN CONNECTION WITH YOUR PURCHASE OF THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND, ACCORDINGLY, MAY HAVE LIMITED OR NO LIQUIDITY.

Note Offering

We are offering Trigger In-Digital Notes Linked to Brent Crude Oil Futures Contracts. Any return at maturity will be determined by the performance of the underlying commodity. The notes are our unsecured, unsubordinated debt obligations, guaranteed by Citigroup Inc., and are offered for a minimum investment of 100 notes at the issue price described below.

Underlying Commodity	Bloomberg Ticker*	Initial Commodity Price	Digital Barrier	Digital Return	Downside Threshold	CUSIP/ ISIN
Brent crude oil futures	CO1	$76.26	$45.76, which is 60% of the initial commodity price	12.20%	$45.76, which is 60% of the initial commodity price	17331M485 / US17331M4859

*Bloomberg ticker symbols are being provided for reference purposes only. The commodity price of the underlying commodity will be determined as described under “Indicative Terms” in this pricing supplement.

See “Additional Terms Specific to the Notes” in this pricing supplement. The notes will have the terms specified in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense. The notes are not futures contracts and are offered pursuant to an exemption from regulation under the Commodity Exchange Act. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission. The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Issue Price(1)	Underwriting Discount(2)	Proceeds to Issuer
Per note	$10.00	$0.20	$9.80
Total	$10,073,000.00	$201,460.00	$9,871,540.00
(1)	On the date of this pricing supplement, the estimated value of the notes is $9.641 per note, which is less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2)	The underwriting discount is $0.20 per note. CGMI, acting as principal, has agreed to purchase from Citigroup Global Markets Holdings Inc., and Citigroup Global Markets Holdings Inc. has agreed to sell to CGMI, the aggregate stated principal amount of the notes set forth above for $9.80 per note. UBS Financial Services Inc. (“UBS”), acting as agent for sales of the notes, has agreed to purchase from CGMI, and CGMI has agreed to sell to UBS, all of the notes for $9.80 per note. UBS will receive an underwriting discount of $0.20 for each note it sells in this offering. UBS proposes to offer the notes to the public at a price of $10.00 per note. For additional information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc.	UBS Financial Services Inc.

Additional Terms Specific to the Notes

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The description in this pricing supplement of the particular terms of the notes supplements, and, to the extent inconsistent with, replaces, the descriptions of the general terms and provisions of the notes set forth in the accompanying prospectus supplement and prospectus. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes.

You may access the accompanying prospectus supplement and prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website):

♦	Prospectus Supplement and Prospectus each dated March 7, 2023:

https://www.sec.gov/Archives/edgar/data/200245/000119312523063080/d470905d424b2.htm

References to “Citigroup Global Markets Holdings Inc.,” “we,” “our” and “us” refer to Citigroup Global Markets Holdings Inc. and not to any of its subsidiaries. References to “Citigroup Inc.” refer to Citigroup Inc. and not to any of its subsidiaries. In this pricing supplement, “notes” refers to the Trigger In-Digital Notes Linked to Brent Crude Oil Futures Contracts that are offered hereby, unless the context otherwise requires.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. The description in this pricing supplement of the particular terms of the notes supplements, and, to the extent inconsistent with, replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus. You should carefully consider, among other things, the matters set forth in “Risk Factors” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your decision to invest in the notes.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Risk Factors” beginning on page PS-5 of this pricing supplement and “Brent Crude Oil Futures” beginning on page PS-12 of this pricing supplement.

The notes may be suitable for you if, among other considerations:

♦	You fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.

♦	You can tolerate a loss of all or a substantial portion of your initial investment and are willing to make an investment that may have the full downside market risk of a hypothetical investment in the underlying commodity.

♦	You believe that the final commodity price will be greater than or equal to the digital barrier and downside threshold and the underlying commodity will not increase by a greater percentage than the digital return over the term of the notes.

♦	You are willing to make an investment whose positive return is limited to the digital return, regardless of the potential appreciation in the price of the underlying commodity, which could be significant.

♦	You can tolerate fluctuations in the value of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying commodity.

♦	You understand and accept the risks associated with the underlying commodity.

♦	You are willing to invest in the notes based on the digital return, digital barrier and downside threshold indicated on the cover page of this pricing supplement.

♦	You do not seek current income from your investment.

♦	You are willing and able to hold the notes to maturity, and accept that there may be little or no secondary market for the notes and that any secondary market will depend in large part on the price, if any, at which CGMI is willing to purchase the notes.

♦	You are willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the notes, and understand that if Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations you might not receive any amounts due to you.

The notes may not be suitable for you if, among other considerations:

♦	You do not fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.

♦	You require an investment designed to guarantee a full return of the stated principal amount at maturity.

♦	You cannot tolerate the loss of all or a substantial portion of your initial investment, or you are not willing to make an investment that may have the full downside market risk of a hypothetical investment in the underlying commodity.

♦	You do not believe that the final commodity price will be greater than or equal to the digital barrier and downside threshold or you believe that the underlying commodity will increase by a greater percentage than the digital return over the term of the notes.

♦	You seek an investment that participates in the full appreciation in the price of the underlying commodity and whose positive return is not limited to the digital return.

♦	You cannot tolerate fluctuations in the value of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying commodity.

♦	You do not understand or accept the risks associated with the underlying commodity.

♦	You are unwilling to invest in the notes based on the digital return, digital barrier and downside threshold indicated on the cover page of this pricing supplement.

♦	You seek current income from your investment.

♦	You are unwilling or unable to hold the notes to maturity, or you seek an investment for which there will be an active secondary market.

♦	You are not willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the notes.

Final Terms
Issuer	Citigroup Global Markets Holdings Inc.
Guarantee	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Issue price	100% of the stated principal amount per note
Stated principal amount	$10.00 per note
Term	Approximately one year and one month
Trade date	May 25, 2023
Settlement date	May 31, 2023
Final valuation date[1]	June 25, 2024
Maturity date	June 28, 2024
Underlying commodity	Brent crude oil futures (Ticker: CO1)
Digital barrier	60% of the initial commodity price, as specified on the cover of this pricing supplement.
Downside threshold	60% of the initial commodity price, as specified on the cover of this pricing supplement.
Digital return	12.20%
Payment at maturity (per $10.00 stated principal amount of notes)

If the final commodity price is greater than or equal to the digital barrier and downside threshold, we will pay you at maturity a cash payment per $10.00 stated principal amount of notes that provides you with the stated principal amount of $10.00 plus a return equal to the digital return, calculated as follows:

$10.00 × (1+ digital return)

If the final commodity price is less than the digital barrier and downside threshold, we will pay you at maturity a cash payment per $10.00 stated principal amount of notes that is less than your stated principal amount and may be zero, resulting in a loss that is proportionate to the negative commodity return, calculated as follows:

$10.00 × (1 + commodity return)

In this scenario, you will be exposed to the decline of the underlying commodity and will lose a substantial portion or all of your stated principal amount at maturity in an amount proportionate to the negative commodity return.

Commodity return	final commodity price – initial commodity price initial commodity price
Initial commodity price	The commodity price of the underlying commodity on the trade date, as specified on the cover page of this pricing supplement
Final commodity price	The commodity price of the underlying commodity on the final valuation date

Commodity price	Except as otherwise specified under “Additional Terms of the Notes—Consequences of a Market Disruption Event; Postponement of the Final Valuation Date” or “—Discontinuation of Trading of the Underlying Commodity on the Relevant Exchange; Alternative Method of Calculation” below, the “commodity price” for the underlying commodity on any day means the settlement price per metric barrel of deliverable grade Brent blend crude oil on ICE Futures Europe (the “ICE”) for the first nearby futures contract stated in U.S. Dollars as made public by the ICE and displayed on Bloomberg Page “CO1 <CMDTY>” on that day

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE A SUBSTANTIAL PORTION OR ALL OF YOUR INITIAL INVESTMENT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF THE STATED PRINCIPAL AMOUNT AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER AND THE GUARANTOR. IF CITIGROUP GLOBAL MARKETS HOLDINGS INC. AND CITIGROUP INC. WERE TO DEFAULT ON THEIR OBLIGATIONS, YOU MIGHT NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Investment Timeline

Trade date:	The digital return and the initial commodity price are set and the digital barrier and downside threshold are determined.

Maturity date:

The final commodity price is determined on the final valuation date and the commodity return is calculated.

If the final commodity price is greater than or equal to the digital barrier and downside threshold, we will pay you at maturity a cash payment per $10.00 stated principal amount of notes that provides you with the stated principal amount of $10.00 plus a return equal to the digital return, calculated as follows:

$10.00 × (1+ digital return)

If the final commodity price is less than the digital barrier and downside threshold, we will pay you at maturity a cash payment per $10.00 stated principal amount of notes that is less than your stated principal amount and may be zero, resulting in a loss that is proportionate to the negative commodity return, calculated as follows:

$10.00 × (1 + commodity return)

In this scenario, you will be exposed to the decline of the underlying commodity and will lose a substantial portion or all of your stated principal amount at maturity in an amount proportionate to the negative commodity return.

[1]	Subject to postponement as described under “Additional Terms of the Notes —Consequences of a Market Disruption Event; Postponement of the Final Valuation Date” in this pricing supplement.

Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying commodity. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

♦	You may lose some or all of your investment — The notes differ from ordinary debt securities in that we will not necessarily repay the full stated principal amount of your notes at maturity. Instead, your return on the notes is linked to the underlying commodity and will depend on whether the final commodity price is greater than, equal to or less than the digital barrier and downside threshold (which are equal to each other). If the final commodity price is less than the digital barrier and downside threshold, you will lose 1% of the stated principal amount of the notes for every 1% by which the final commodity price is less than the initial commodity price. There is no minimum payment at maturity on the notes, and you may lose up to all of your investment in the notes.

♦	The digital return is contingent, and you will have full downside exposure to the underlying commodity if the final commodity price is less than the digital barrier and downside threshold — If the final commodity price is less than the digital barrier and downside threshold, you will not receive a positive return on the notes equal to the digital return and instead you will lose 1% of the stated principal amount of the notes for every 1% by which the final commodity price is less than the initial commodity price. In this circumstance, the notes will have full downside exposure to the decline of the underlying commodity. As a result, you may lose your entire investment in the notes. Further, the digital return feature applies only if you hold the notes to maturity. If you are able to sell the notes prior to maturity, you may have to sell them for a loss even if the price of the underlying commodity has not declined below the digital barrier and downside threshold. See “The value of the notes prior to maturity will fluctuate based on many unpredictable factors” below.

♦	The appreciation potential of the notes is limited by the digital return — Your potential positive return on the notes at maturity is limited by the digital return. If the final commodity price is greater than or equal to the digital barrier and downside threshold, we will repay the stated principal amount of the notes at maturity and pay a return equal to the digital return, regardless of any appreciation of the underlying commodity. Accordingly, the appreciation potential of the notes will be limited by the digital return, and the return on an investment in the notes may be significantly less than the return on a hypothetical direct investment in the underlying commodity.

♦	Your ability to receive the digital return may terminate on the final valuation date — If the final commodity price is less than the digital barrier and downside threshold, you will not be entitled to receive the digital return on the notes.

♦	The notes do not pay interest — Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

♦	Investing in the notes is not equivalent to investing in Brent crude oil futures — The return on the notes will not reflect the return you would realize if you actually owned Brent crude oil futures. You will not have any entitlement to any commodity futures contract by virtue of your investment in the notes.

♦	Your payment at maturity depends on the commodity price of the underlying commodity on a single day — Because your payment at maturity depends on the commodity price of the underlying commodity solely on the final valuation date, you are subject to the risk that the commodity price on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlying commodity that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of commodity prices of the underlying commodity, you might have achieved better returns.

♦	The probability that the underlying commodity will fall below the digital barrier and downside threshold on the final valuation date will depend in part on the volatility of the underlying commodity — “Volatility” refers to the frequency and magnitude of changes in the price of the underlying commodity. In general, the greater the volatility of the underlying commodity, the greater the probability that the underlying commodity will experience a large decline over the term of the notes and fall below the digital barrier and downside threshold on the final valuation date. The underlying commodity has historically experienced significant volatility. As a result, there is a significant risk that the underlying commodity will fall below the digital barrier and downside threshold on the final valuation date and that you will incur a significant loss on your investment in the notes. The terms of the notes are set, in part, based on expectations about the volatility of the underlying commodity as of the trade date. If expectations about the volatility of the underlying commodity change over the term of the notes, the value of the notes may be adversely affected, and if the actual volatility of the underlying commodity proves to be greater than initially expected, the notes may prove to be riskier than expected on the trade date.

♦	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. — Any payment on the notes will be made by Citigroup Global Markets Holdings Inc. and is guaranteed by Citigroup Inc., and therefore is subject to the credit risk of both Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive any payments that become due under the notes. As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our and Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in either of our or Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking either of our or Citigroup Inc.’s credit risk is likely to adversely affect the value of the notes.

♦	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity — The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

♦	The estimated value of the notes on the trade date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price — The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the underwriting discount paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

♦	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models — CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying commodity and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

♦	The estimated value of the notes would be lower if it were calculated based on our secondary market rate — The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

♦	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market — Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

♦	The value of the notes prior to maturity will fluctuate based on many unpredictable factors — As described under “Valuation of the Notes” below, the payout on the notes could be replicated by a hypothetical package of financial instruments consisting of a fixed-income bond and one or more derivative instruments. As a result, the factors that influence the values of fixed-income bonds and derivative instruments will also influence the terms of the notes at issuance and the value of the notes prior to maturity. Accordingly, the value of your notes prior to maturity will fluctuate based on a number of factors, including the price and volatility of the underlying commodity, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the price of the underlying commodity may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price. The stated payout from the issuer only applies if you hold the notes to maturity.

♦	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment — The amount of this temporary upward adjustment will decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

♦	If a commodity hedging disruption event occurs during the term of the notes, we may redeem the notes early for an amount that may result in a significant loss on your investment — See “Additional Terms of the Notes—Commodity Hedging Disruption Event” in this pricing supplement for information about the events that may constitute a commodity hedging disruption event. If a commodity hedging disruption event occurs, we may redeem the notes prior to the maturity date for an amount equal to the early redemption amount determined as of the early redemption valuation date. The early redemption amount will be determined in a manner based upon (but not necessarily identical to) CGMI’s then contemporaneous practices for determining secondary market bid prices for the notes and similar instruments, subject to the exceptions and more detailed provisions set forth under “Additional Terms of the Notes—Commodity Hedging Disruption Event” below. As discussed above, any secondary market bid price is likely to be less than the issue price and, absent favorable changes in market conditions and other relevant factors, is also likely to be less than the estimated value of the notes set forth on the cover page of this pricing supplement. Accordingly, if a commodity hedging disruption event occurs, there is a significant likelihood that the early redemption amount you receive will result in a loss on your investment in the notes. Moreover, in determining the early redemption amount, the calculation agent will take into account the relevant event that has occurred, and that event may have a significant adverse effect on the underlying commodity market and/or commodity markets generally, resulting in an early redemption amount that is significantly less than the amount you paid for your notes. You may lose up to all of your investment.

The early redemption amount may be significantly less than the amount you would have received had we not elected to redeem the notes and had you been able instead to hold them to maturity. For example, the early redemption amount may be determined during a market disruption that has a significant adverse effect on the early redemption amount. That market disruption may be resolved by the time of the originally scheduled maturity date and, had your payment on the notes been determined on the scheduled final valuation date rather than on the early redemption valuation date, you might have achieved a significantly better return.

♦	The calculation agent may make discretionary determinations in connection with a commodity hedging disruption event and the early redemption amount that could adversely affect your return upon early redemption — The calculation agent will be required to exercise discretion in determining whether a commodity hedging disruption event has occurred. If the calculation agent determines that a commodity hedging disruption event has occurred and as a result we elect to redeem the notes upon the occurrence of a commodity hedging disruption event, you may incur a significant loss on your investment in the notes.

In addition, the calculation agent has broad discretion to determine the early redemption amount, including the ability to make adjustments to proprietary pricing models and inputs to those models in good faith and in a commercially reasonable manner. The fact that the calculation agent is our affiliate may cause it to have interests that are adverse to yours as a holder of the notes. Under the terms of the notes, the calculation agent has the authority to make determinations that may protect our economic interests while resulting in a significant loss to you on your investment in the notes.

♦	The notes provide exposure to Brent crude oil futures and not direct exposure to crude oil — The price of a crude oil futures contract reflects the expected value of crude oil upon delivery in the future, whereas the spot price of crude oil reflects the immediate delivery value of crude oil. A variety of factors can lead to a disparity between the expected future price of crude oil and the spot price at a given point in time, such as the cost of storing crude oil for the term of the futures contract, interest charges incurred to finance the purchase of crude oil and expectations concerning supply and demand for crude oil. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements of the spot price may not be reflected in the futures market (and vice versa).

In addition, the difference between a futures price and a spot price is typically greater the longer the remaining term of the futures contract (in other words, futures prices converge toward spot prices as the expiration of the futures contract nears). As a result, the commodity price of the underlying commodity on the final valuation date will be influenced in part by how much time remains to expiration of the Brent crude oil futures on the final valuation date. Had the final valuation date occurred with a different length of time remaining to expiration of the Brent crude oil futures, your return on the notes might have been more favorable.

♦	Investments linked to commodities are subject to sharp fluctuations in settlement prices — Investments, such as the notes, linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities and commodity futures over short periods of time for a variety of reasons, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and commodity futures. These factors may affect the commodity price and the value of the notes in varying and potentially inconsistent ways. As a result of these or other factors, the commodity prices of the underlying commodity may be, and recently have been, highly volatile.

♦	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally — The notes are not linked to a diverse basket of commodities or a broad-based commodity index. Instead, the notes are linked to Brent crude oil futures. The commodity price may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked solely to Brent crude oil futures, they carry greater risk and may be more volatile than securities linked to the prices of a larger number of commodities or a broad-based commodity index. The price of futures contracts on Brent crude oil may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen. See “Brent Crude Oil Futures” in this pricing supplement.

♦	The market price of Brent crude oil futures may change unpredictably and affect the value of the notes in unforeseen ways — The price of Brent crude oil futures is primarily affected by the demand for and supply of Brent crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally highly volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by OPEC and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Brent crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes).

♦	Brent crude oil futures prices differ from other benchmark measures of crude oil price — In particular, the Brent crude oil futures prices referenced by the notes differ from NYMEX light sweet crude oil futures. Brent crude oil futures may be more indicative of European and Asian crude oil prices, while NYMEX light sweet crude oil futures may be more indicative of the North American market for crude oil. Events and circumstances specific to the market for Brent crude oil may have a negative impact on Brent crude oil futures without necessarily having a significant effect on NYMEX light sweet crude oil futures prices. The performance of Brent crude oil futures over the term of the notes may differ significantly from, and may be significantly less favorable than, the performance of NYMEX light sweet crude oil futures.

♦	Futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets and may be affected by economic conditions in Europe and Asia — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, they will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for Brent crude oil and for futures contracts on Brent crude oil, which could adversely affect the commodity price of Brent crude oil futures and, therefore, the notes.

♦	There are risks relating to the commodity price of Brent crude oil futures being determined by ICE Futures Europe — The commodity price of Brent crude oil futures will be determined by reference to the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by ICE Futures Europe and displayed on the applicable Bloomberg page. Investments in notes linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in foreign countries, including risks of volatility in those markets and governmental intervention in those markets.

♦	A decision by ICE Futures Europe to increase margin requirements for Brent crude oil futures contracts may affect the commodity price — If ICE Futures Europe increases the amount of collateral required to be posted to hold positions in the futures contracts on Brent crude oil (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the commodity price of the underlying commodity to decline significantly.

♦	Changes in exchange methodology may affect the value of your notes. — The commodity price of the underlying commodity will be determined by reference to the price determined by the relevant exchange. The relevant exchange may from time to time change any rule or bylaw or take emergency action under its rules, any of which could adversely affect the commodity price of the underlying commodity and, in turn, your investment in the notes.

♦	Legal and regulatory changes could adversely affect the return on and value of your notes — Commodity futures contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect the underlying commodity. For example, in October 2020, the CFTC adopted rules to establish revised or new limits on the size of the positions any person may hold in 25 agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts. The limits apply to a person’s combined position in the specified 25 futures contracts and options on futures (“core referenced futures contracts”), futures and options on futures directly or indirectly linked to the core referenced futures contracts, and economically equivalent swaps. These rules came into effect on January 1, 2022 for covered futures and options on futures contracts and on January 1, 2023 for covered swaps. The rules may reduce liquidity in the exchange-traded market for futures contracts on Brent crude, which may, in turn, have an adverse effect on your payment at maturity. Market participants may decide, or be required, to sell their positions in futures contracts on Brent crude oil as a result of these rules. While the effects of these or other regulatory developments are difficult to predict, if broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of futures contracts on Brent crude oil and therefore, the value of the notes.

♦	Holders of the notes will not benefit from regulatory protections of the Commodity Futures Trading Commission — The notes are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell the underlying commodity for the benefit of the holders of notes. An investment in the notes does not constitute an investment in a commodity or commodity futures contract, and holders of the notes will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.

♦	Distortions or disruptions of market trading in Brent crude oil futures could adversely affect the value of and return on the notes — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the commodity prices of the underlying commodity and, therefore, the value of and return on the notes. In addition, if the scheduled final valuation date is not a scheduled trading day or a market disruption event occurs on that day, the final valuation date will be subject to postponement, as described under “Additional Terms of the Notes” in this pricing supplement. If the final valuation date is not postponed in these circumstances, the calculation agent will determine the commodity price on the final valuation date in its discretion. The calculation agent’s determination of the final commodity price may result in an unfavorable return on the notes.

♦	Our offering of the notes is not a recommendation of the underlying commodity — The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying commodity is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying commodity or in instruments related to the underlying commodity and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying commodity. These and other activities of our affiliates may affect the price of the underlying commodity in a way that has a negative impact on your interests as a holder of the notes.

♦	Trading and other transactions by our affiliates, or by UBS or its affiliates may impair the value of the notes — We have hedged our exposure under the notes through CGMI or other of our affiliates, who have entered into derivative transactions, such as over-the-counter options or exchange-traded instruments, relating to the underlying commodity and may adjust such positions during the term of the notes. It is possible that our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. Our affiliates and UBS and its affiliates may also engage in trading in instruments linked to the underlying commodity on a regular basis as part of their respective general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the price of the underlying commodity and reduce the return on your investment in the notes. Our affiliates or UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the underlying commodity. By introducing competing products into the marketplace in this manner, our affiliates or UBS or its affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

♦	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes — If certain events occur, such as market disruption events or the discontinuance of the underlying commodity, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect what you receive at maturity. Such judgments could include, among other things, any price required to be determined under the notes. In addition, if certain events occur, CGMI will be required to make certain discretionary judgments that could significantly affect your payment at maturity. Such judgments could include, among other things:

♦	determining whether the scheduled final valuation date is a disrupted day or whether a commodity hedging disruption event has occurred;

♦	if the scheduled final valuation date is a disrupted day, determining whether to postpone the scheduled final valuation date;

♦	if the scheduled final valuation date is a disrupted day and it is not postponed, determining the commodity price on that day;

♦	if a commodity hedging disruption event occurs, determining the early redemption amount;

♦	if the relevant exchange discontinues trading in the underlying commodity, selecting a successor commodity price, successor relevant exchange or successor underlying commodity, as applicable; and

♦	if the relevant exchange discontinues trading in the underlying commodity or if the method of calculating the commodity price is changed in a material respect, determining the commodity price on the final valuation date.

In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

♦	The U.S. federal tax consequences of an investment in the notes are unclear. — There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

If you are a non-U.S. investor, you should review the discussion of withholding tax issues in “United States Federal Tax Considerations—Non-U.S. Holders” below.

You should read carefully the discussion under “United States Federal Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The diagram below illustrates your hypothetical payment at maturity for a range of hypothetical percentage changes of the underlying commodity from the initial commodity price to the final commodity price. The diagram below is based on a hypothetical digital return of 11.00% (the actual digital return is listed on the cover page of this pricing supplement).

See “Risk Factors—Investing in the notes is not equivalent to investing in Brent crude oil futures” above.

The following table and hypothetical examples below illustrate the payment at maturity per $10.00 stated principal amount of notes for a hypothetical range of performances for the underlying commodity from -100.00% to +100.00% and assume an initial commodity price of $100, a digital barrier of $60 (60% of the initial commodity price), a downside threshold of $60 (60% of the initial commodity price) and a digital return of 11.00%. The hypothetical initial commodity price, digital barrier and downside threshold have been chosen for illustrative purposes only and do not represent the actual initial commodity price, digital barrier and downside threshold. The actual initial commodity price, digital barrier and downside threshold are listed on the cover page of this pricing supplement. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The actual payment at maturity may be more or less than the amounts displayed below and will be determined based on the actual terms of the notes, including the initial commodity price, digital barrier, downside threshold, digital return and the final commodity price. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and in the examples below have been rounded for ease of analysis.

Final Commodity Price	Commodity return	Payment at Maturity	Total Return on Notes at Maturity(1)
$200.00	100.00%	$11.100	11.00%
$190.00	90.00%	$11.100	11.00%
$180.00	80.00%	$11.100	11.00%
$170.00	70.00%	$11.100	11.00%
$160.00	60.00%	$11.100	11.00%
$150.00	50.00%	$11.100	11.00%
$140.00	40.00%	$11.100	11.00%
$130.00	30.00%	$11.100	11.00%
$120.00	20.00%	$11.100	11.00%
$111.00	11.00%	$11.100	11.00%
$110.00	10.00%	$11.100	11.00%
$105.00	5.00%	$11.100	11.00%
$100.00	0.00%	$11.100	11.00%
$90.00	-10.00%	$11.100	11.00%
$80.00	-20.00%	$11.100	11.00%
$70.00	-30.00%	$11.100	11.00%

$60.00	-40.00%	$11.100	11.00%
$59.99	-40.01%	$5.999	-40.01%
$50.00	-50.00%	$5.000	-50.00%
$40.00	-60.00%	$4.000	-60.00%
$30.00	-70.00%	$3.000	-70.00%
$20.00	-80.00%	$2.000	-80.00%
$10.00	-90.00%	$1.000	-90.00%
$0.00	-100.00%	$0.000	-100.00%

1 The “Total Return on Notes at Maturity” is calculated as (a) the payment at maturity per note minus the $10.00 issue price per note divided by (b) the $10.00 issue price per note.

Example 1 — The final commodity price increases by 60% from the initial commodity price of $100 to a final commodity price of $160. Because the final commodity price is greater than the digital barrier and downside threshold, we would pay you a payment at maturity of $11.100 per $10.00 stated principal amount of notes (a total return at maturity of 11.00%*), calculated as follows:

$10.00 x (1 + digital return)

$10.00 x (1 + 11.00%) = $11.100

As this example illustrates, if the underlying commodity appreciates, you will receive the digital return at maturity, regardless of the extent of that appreciation. In this example, the commodity return is significantly greater than the digital return, and as a result an investment in the notes would significantly underperform a direct investment in the underlying commodity.

Example 2 — The final commodity price decreased by 10% from the initial commodity price of $100 to a final commodity price of $90. Because the final commodity price is greater than the digital barrier and downside threshold, we would pay you a payment at maturity of $11.100 per $10.00 stated principal amount of notes (a total return at maturity of 11.00%*), calculated as follows:

$10.00 x (1 + digital return)

$10.00 x (1 + 11.00%) = $11.100

As this example illustrates, you will receive the digital return at maturity even if the underlying commodity depreciates, so long as the final commodity price is greater than or equal to the digital barrier and downside threshold.

Example 3 — The final commodity price decreased by 70% from the initial commodity price of $100 to a final commodity price of $30. Because the final commodity price is less than the digital barrier and downside threshold, we would pay you a payment at maturity of $3.00 per $10.00 stated principal amount of notes (a total return at maturity of -70.00%*), calculated as follows:

$10.00 × (1 + commodity return)

$10.00 × (1 + -70.00%) = $3.00

If the final commodity price is less than the digital barrier and downside threshold, you will not receive the digital return at maturity and instead will be fully exposed to the negative commodity return, resulting in a loss on the stated principal amount that is proportionate to the percentage decline in the price of the underlying commodity. Under these circumstances, you will lose a significant portion or all of the stated principal amount at maturity. Any payment on the notes is subject to the creditworthiness of the issuer and the guarantor, and if the issuer and the guarantor were to default on their obligations, you could lose your entire investment.

* The total return at maturity is calculated as (a) the payment at maturity per note minus the $10.00 issue price per note divided by (b) the $10.00 issue price per note.

Brent Crude Oil Futures

Brent crude oil futures contracts trade on ICE Futures Europe (the “ICE”). The commodity price of Brent crude oil futures on any day is the settlement price per metric barrel of deliverable grade Brent blend crude oil on the ICE for the first nearby futures contract stated in U.S. Dollars as made public by the ICE and displayed on Bloomberg Page “CO1 <CMDTY>” on that day.

ICE Futures Europe is a London-based futures exchange, offering benchmark energy and emissions futures and options contracts cleared by ICE Clear Europe. ICE Futures Europe is supervised by the U.K. Financial Conduct Authority.

The Brent crude oil futures contract represents the right to receive a future delivery of 1,000 net barrels of Brent blend crude oil per unit and is quoted at a price that represents one barrel of Brent blend crude oil. The delivery point of crude oil underlying the contract is Sullom Voe, Scotland. The Brent crude oil futures contract is a deliverable contract based on an Exchange of Futures for Physical (“EFP”) delivery mechanism with an option to cash settle. This mechanism enables companies to take delivery of physical crude supplies through EFP or, alternatively and more commonly, open positions that can be cash settled at expiration against a physical price index. Trading in a given futures contract will cease at the end of the designated settlement period on the last business day of the second month preceding the relevant contract month (e.g., the futures contract that is settled in March will cease trading on the last business day of January). The official settlement price is determined by ICE Futures Europe based on the weighted average price of trades during a two minute settlement period from 19:28:00, London time.

The graph below illustrates the performance of Brent crude oil futures from January 2, 2013 to May 25, 2023. The commodity price of Brent crude oil futures on May 25, 2023 was $76.26. We obtained the commodity prices of Brent crude oil futures from Bloomberg, and we have not participated in the preparation of or verified such information. The historical commodity prices of Brent crude oil futures should not be taken as an indication of future performance and no assurance can be given as to the final commodity price or any future commodity price of Brent crude oil futures. We cannot give you assurance that the performance of Brent crude oil futures will result in a positive return on your initial investment and you could lose a significant portion or all of the stated principal amount at maturity.

Additional Terms of the Notes

General

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes.

Consequences of a Market Disruption Event; Postponement of the Final Valuation Date

If the scheduled final valuation date is not a scheduled trading day, the final valuation date will be postponed with to the next succeeding day that is a scheduled trading day. In addition, if the scheduled final valuation date is not a trading day or a market disruption event occurs or is continuing on the scheduled final valuation date (such scheduled final valuation date, a “disrupted day”), the calculation agent may, but is not required to, postpone the final valuation date to the next succeeding trading day that is not a disrupted day. However, in no event will the scheduled final valuation date be postponed more than five trading days after the originally scheduled final valuation date as a result of a disrupted day occurring on the scheduled final valuation date. If the final valuation date is a disrupted day and the final valuation date is not postponed, then the commodity price of the underlying commodity on the final valuation date will be the calculation agent’s good faith estimate of the commodity price on the final valuation date that would have prevailed but for the final valuation date being a disrupted day.

If the final valuation date is postponed so that it falls fewer than three business days prior to the scheduled maturity date, the maturity date will be postponed to the third business day after the final valuation date as postponed. If the scheduled maturity date is not a business day, the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if made on the originally scheduled maturity date. No interest will be payable as a result of the delay in payment.

A “scheduled trading day” means a day, as determined by the calculation agent, on which the relevant exchange is scheduled to open for trading for its regular trading session.

A “trading day” means a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchange.

The “relevant exchange” means the ICE Futures Europe or, if there is a successor commodity futures contract to the futures underlying the notes, the primary exchange or market of trading for the successor commodity futures contract.

A “market disruption event” means, as determined by the calculation agent:

•	any material suspension, absence or limitation of trading in the underlying commodity on the relevant exchange;

•	any event that materially disrupts or impairs the ability of market participants to effect transactions in, or obtain market values for, the underlying commodity;

•	the commodity price is a “limit price,” meaning that the commodity price for a day has increased or decreased from the previous day’s commodity price by the maximum amount permitted under the rules of the relevant exchange; or

•	a failure by the relevant exchange or other price source to announce or publish the commodity price.

Commodity Hedging Disruption Event

If, on any day during the term of the notes up to but excluding the final valuation date, the calculation agent determines that a commodity hedging disruption event has occurred, we will have the right, but not the obligation, to redeem the notes, in whole and not in part, by providing written notice of our election to exercise that right to the trustee (the date of such notice, the “early redemption notice date”) on a redemption date of our election that is no later than the 30th business day immediately following the early redemption notice date or earlier than the fifth business day following the early redemption notice date. A commodity hedging disruption event need not be continuing on the early redemption notice date or on the redemption date. The amount due and payable on the notes upon such redemption will be equal to the early redemption amount determined as of the early redemption valuation date.

A “commodity hedging disruption event” means any event or condition following which we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any security, option, future, derivative, currency, instrument, transaction, asset or arrangement that the calculation agent deems necessary to hedge the risk of entering into and performing our obligations with respect to the notes, whether in the aggregate on a portfolio basis or incrementally on a trade by trade basis (each a “hedge position”) or (ii) realize, recover or remit the proceeds of any such hedge position, in each case including (without limitation) if those hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to the underlying commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards that limit).

The “early redemption amount” will be the fair value of the notes determined by the calculation agent as of the early redemption valuation date in good faith and in a manner based upon (but not necessarily identical to) CGMI’s then contemporaneous practices for determining a secondary market bid price for the notes and similar instruments, taking into account the commodity hedging disruption event that has occurred. In determining the early redemption amount, the calculation agent may take into account proprietary pricing models and may make adjustments to those models or inputs to those models in good faith and in a commercially reasonable manner. The calculation agent may also take into account other facts, whether or not unique to us or our affiliates, in determining the early redemption amount so long as it is in good faith and commercially reasonable. The early redemption amount may result in a loss of a significant amount or all of your investment in the notes. See “Risk Factors--If a commodity hedging disruption event occurs during the term of the notes, we may redeem the notes early for an amount that may result in a significant loss on your investment” in this pricing supplement.

The “early redemption valuation date” is the early redemption notice date.

Under the terms of the notes, the calculation agent will be required to exercise discretion under certain circumstances, including (i) determining whether a market disruption event or a commodity hedging disruption event has occurred; (ii) if the scheduled final valuation date is a disrupted day, determining whether to postpone the final valuation date; (iii) if the final valuation date is a disrupted day and the final valuation date is not postponed, determining the commodity price on that day; (iv) if a commodity hedging disruption event occurs, determining the early redemption amount; and (v) if trading in the underlying commodity is discontinued on the relevant exchange, determining a successor relevant exchange or a successor commodity futures contract (as defined below). In exercising this discretion, the calculation agent will be required to act in good faith and in a commercially reasonable manner, but it may take into account any factors it deems relevant, including, without limitation, whether the applicable event materially interfered with our or our affiliates’ ability to adjust or unwind all or a material portion of any hedge with respect to the notes.

Discontinuation of Trading of the Underlying Commodity on the Relevant Exchange; Alternative Method of Calculation

If the relevant exchange discontinues trading in the underlying commodity, the calculation agent may, in its sole discretion, replace the underlying commodity with another futures contract that references Brent crude oil and that the calculation agent, in its sole discretion, determines to be substantially similar to the discontinued underlying commodity (such replacement futures contract will be referred to herein as a “successor commodity futures contract”), and the commodity price on the final valuation date will be determined by reference to the official settlement price of the successor commodity futures contract on the relevant exchange for the successor commodity futures contract on that day. In such event, the calculation agent will make such adjustments to any price of the commodity futures contract used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor commodity futures contract, the calculation agent will cause written notice thereof to be promptly furnished to us and to the holders of the notes.

If the relevant exchange discontinues trading in the underlying commodity prior to, and that discontinuation is continuing on, the final valuation date, and the calculation agent determines, in its sole discretion, that no successor commodity futures contract is available at that time, or if the calculation agent has previously selected a successor commodity futures contract for the underlying commodity and trading in such successor commodity futures contract is discontinued prior to, and that discontinuation is continuing on, the final valuation date, then the calculation agent will determine the commodity price of the underlying commodity or a successor commodity futures contract, as applicable, for that date in its sole discretion.

Notwithstanding these alternative arrangements, discontinuation of trading of the underlying commodity on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the official settlement price of the underlying commodity is changed in a material respect by the relevant exchange, or if the reporting thereof is in any other way modified so that the commodity price does not, in the opinion of the calculation agent, fairly represent the value of the underlying commodity, the calculation agent will, at the close of business in New York City on each day on which the commodity price is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value for the underlying commodity. The calculation agent shall cause written notice of such calculations and adjustments to be furnished to the holders of the notes.

Events of Default and Acceleration

In case an event of default (as defined in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the payment at maturity, calculated as though the final valuation date were the date of such acceleration.

In case of default in payment at maturity of the notes, no interest will accrue on such overdue payment either before or after the maturity date.

Calculation Agent

The calculation agent for the notes will be CGMI, an affiliate of Citigroup Global Markets Holdings Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc. and the holders of the notes. The calculation agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

ICE Notice

The notes are not sponsored, endorsed, sold or promoted by ICE. ICE makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of ICE commodity futures prices to track general commodity market performance. ICE has no relationship to Citigroup Global Markets Holdings Inc. or any of its affiliates and ICE commodity futures prices are determined, composed and calculated by ICE without regard to Citigroup Global Markets Holdings Inc. or any of its affiliates or the notes. ICE has no obligation to take the needs of Citigroup Global Markets Holdings Inc. or any of its affiliates or the holders of the notes into consideration in determining, composing or calculating any ICE commodity futures commodity price. ICE is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. ICE has no obligation or liability in connection with the administration, marketing or trading of the notes.

ICE does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe, market and/or sell the notes, or (ii) the ICE commodity futures prices used in computing the return on the notes. ICE makes no warranty, express or implied, as to results to be obtained by Citigroup Global Markets Holdings Inc. or any of its affiliates, holders of the notes, or any other person or entity from the use of the notes, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the ICE commodity futures prices used in computing the return on the notes and is not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall ICE have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

United States Federal Tax Considerations

You should note that the discussion under the section called “United States Federal Tax Considerations” in the accompanying prospectus supplement generally does not apply to the notes issued under this pricing supplement and is superseded by the following discussion. However, the discussion below is subject to the discussion in “United States Federal Tax Considerations—Possible Taxable Event” in the accompanying prospectus supplement, and you should read it in conjunction with that discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and hold it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Purchasers of notes at another time or price should consult their tax advisers regarding the U.S. federal tax consequences to them of the ownership and disposition of the notes. This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

•	a financial institution;

•	a “regulated investment company”;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

•	a person holding a note as part of a “straddle” or conversion transaction or one who enters into a “constructive sale” with respect to a note;

•	a person subject to special tax accounting rules under Section 451(b) of the Code;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or

•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this pricing supplement, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws or the potential application of the Medicare contribution tax or the alternative minimum tax. You should consult your tax adviser about the application of the U.S. federal income and estate tax laws (including the possibility of alternative treatments of the notes) to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, a note should be treated as a prepaid forward contract for U.S. federal income tax purposes. By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. There is uncertainty regarding this treatment, and the IRS or a court might not agree with it.

Alternative U.S. federal income tax treatments of the notes are possible that, if applied, could materially and adversely affect the timing and character of income, gain or loss with respect to the notes. For example, the IRS could treat the notes as debt instruments issued by us. Under this treatment, the notes would generally be subject to Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, regardless of your method of accounting for U.S. federal income tax purposes, in each year that you held the notes, you would generally be required to accrue income, subject to certain adjustments, based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the notes (whether or not we are required to make any payment with respect to the notes). In addition, any gain you realize on a sale, exchange or retirement of the notes would be treated as ordinary income. A U.S. Holder could also be subject to special reporting requirements if any loss on the notes exceeded certain thresholds.

If you are a Non-U.S. Holder, an alternative treatment of the notes could result in adverse U.S. federal withholding tax consequences to you. Even if an exemption from withholding tax applies to the notes under an alternative treatment, you might be required to provide different or additional IRS forms or certifications to establish your eligibility for the exemption.

Moreover, if there is a change to the notes that results in the notes being treated as retired and reissued for U.S. federal income tax purposes, as discussed in “United States Federal Tax Considerations—Possible Taxable Event” in the accompanying prospectus supplement, the treatment of the notes after such an event could differ from their prior treatment.

The U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment and consequences described below. Unless otherwise stated, the following discussion is based on the treatment of the notes for U.S. federal income tax purposes as prepaid forward contracts. You should consult your tax adviser regarding the risk that an alternative U.S. federal income tax treatment applies to the notes.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment Prior to Maturity

You should not be required to recognize income over the term of the notes prior to maturity, other than pursuant to a sale, exchange or retirement as described below.

Taxable Disposition of the Notes

Upon a taxable disposition (including a sale, exchange or retirement) of a note, you should recognize gain or loss equal to the difference between the amount realized and your tax basis in the note. Your tax basis in a note should generally equal the amount you paid to acquire it. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign trust or estate.

You are not a Non-U.S. Holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition or (ii) a former citizen or resident of the United States and certain conditions apply. If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

If income on the notes is effectively connected with your conduct of a trade or business in the United States, see “—Effectively Connected Income” below.

Taxable Disposition of the Notes

Subject to the discussions below regarding backup withholding and “FATCA,” you generally should not be subject to U.S. federal withholding or income tax in respect of amounts paid to you upon a taxable disposition of a note.

Effectively Connected Income

If you are engaged in a U.S. trade or business, and if income or gain from the notes is effectively connected with the conduct of that trade or business, you generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if you were a U.S. Holder, subject to the provisions of an applicable income tax treaty. If you are a corporation, you should also consider the potential application of a 30% (or lower treaty rate) branch profits tax.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty exemption, a note may be treated as U.S.-situs property subject to U.S. federal estate tax. If you are such an individual or entity, you should consult your tax adviser regarding the U.S. federal estate tax consequences of investing in the notes.

Information Reporting and Backup Withholding

Payment of the proceeds of a sale, exchange or other disposition (including retirement) of the notes may be subject to information reporting and, if you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code. If you are a Non-U.S. Holder that provides the applicable withholding agent with the appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements (that are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8) have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This legislation generally applies to payments of U.S.-source “fixed or determinable annual or periodical” (FDAP) income. While existing Treasury regulations would also require withholding on payments of gross proceeds from the disposition of financial instruments that provide for U.S.-source interest or certain dividend equivalents, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The U.S. Treasury Department has stated that taxpayers may rely on these proposed regulations pending their finalization. If you are a Non-U.S. Holder, or a U.S. Holder holding notes through a non-U.S. intermediary, you should consult your tax adviser regarding the potential application of FATCA to the notes, including the availability of certain refunds or credits.

WE WILL NOT BE REQUIRED TO PAY ANY ADDITIONAL AMOUNTS WITH RESPECT TO U.S. FEDERAL WITHHOLDING TAXES.

THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Supplemental Plan of Distribution

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 (the “GSAA”) among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the Agents listed on Schedule I thereto, including CGMI and UBS, govern the sale and purchase of the notes. CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the lead agent for the sale of the notes, will receive an underwriting discount of $0.20 for any note sold in this offering. UBS, as agent for sales of the notes, has agreed to purchase from CGMI, and CGMI has agreed to sell to UBS, all of the notes sold in this offering for $9.80 per note. UBS proposes to offer the notes to the public at a price of $10.00 per note. UBS will receive an underwriting discount of $0.20 for each note it sells to the public. The underwriting discount will be received by UBS and its financial advisers collectively. If all of the notes are not sold at the initial offering price, CGMI may change the public offering price and other selling terms.

Secondary market sales of securities typically settle two business days after the date on which the parties agree to the sale. Because the settlement date for the notes is more than two business days after the trade date, investors who wish to sell the notes at any time prior to the second business day preceding the settlement date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Estimated Value of the Notes on the Trade Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Global Markets Holdings Inc. Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

During a temporary adjustment period immediately following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined.  This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes.  The amount of this temporary upward adjustment will decline to zero over the temporary adjustment period.  CGMI currently expects that the temporary adjustment period will be approximately seven months, but the actual length of the temporary adjustment period may be shortened due to various factors, such as the volume of secondary market purchases of the notes and other factors that cannot be predicted. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Prohibition of Sales to the United Kingdom Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) and the regulations made under the EUWA; or

(ii)	a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA and the regulations made under the EUWA; or

(iii)	not a qualified investor as defined in Regulation (3)(e) of the Prospectus Regulation; and

(b)	the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

Benefit Plan Investor Considerations

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)    the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)    we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)    any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)    our interests are adverse to the interests of the purchaser or holder; and

(v)    neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of CGMI or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated March 7, 2023, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on March 8, 2023, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

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